NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Intuit, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of January 9, 2019 email communication from Kyle Seeley, Investment Officer, Corporate Governance, New York State Common Retirement Fund

Intuit Inc.

VOTE AGAINST PROPOSAL No. 4

Stockholder Proposal to Adopt Mandatory Arbitration Bylaw

Annual Meeting: January 23, 2020

The New York State Common Retirement Fund urges Intuit Inc. stockholders to vote AGAINST Proposal No. 4 on the proxy, the Stockholder Proposal to Adopt Mandatory Arbitration Bylaw, at Intuit’s Annual Meeting on January 23, 2020.

The proposal requests that the company “take all practicable steps to adopt a mandatory arbitration bylaw” for, among other provisions, disputes between a stockholder and the company and/or its directors and officers. It would also prohibit arbitration cases from being joined or consolidated into a class.

Mandatory arbitration, especially when coupled with class waiver provisions, would all but eliminate meaningful remedies for investors who are harmed by securities fraud.

We encourage Intuit stockholders to oppose this proposal because forced arbitration would eliminate investors’ access to our judicial system. Forced arbitration would effectively deny or greatly diminish the ability of investors to seek meaningful recourse for losses incurred as a result of corporate wrongdoing. It would also reduce the deterrent effect created by the vigorous private enforcement of the securities laws. Substituting private arbitration in the place of access to the judicial system will not afford investors an opportunity for reasonable adjudication of disputes, particularly if investors cannot share the costs of arbitration through joinder, consolidation, or class action.

Proposal No. 4 would adversely impact stockholder rights and is contrary to sound principles of corporate governance. Intuit stockholders are encouraged to vote AGAINST Proposal No 4. on the proxy, as management has recommended.

For questions, please contact Kyle Seeley, Corporate Governance Officer, New York State Common Retirement Fund, kseeley@osc.ny.gov.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.